Filed pursuant to Rule 433

Registration Statement No. 333-269826-01

Dated: January 5, 2026

Pricing Term Sheet

constellation energy Generation, LLC

$300,000,000 Floating Rate Senior Notes due 2028

$900,000,000 3.900% Senior Notes due 2028

$750,000,000 4.400% Senior Notes due 2031

$800,000,000 5.875% Senior Notes due 2066

January 5, 2026

Issuer:	Constellation Energy Generation, LLC

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P)

Trade Date:	January 5, 2026

Settlement Date**:	January 8, 2026 (T+3)

Principal Amount:	$300,000,000	$900,000,000	$750,000,000	$800,000,000
Security Title:	Floating Rate Senior Notes due 2028	3.900% Senior Notes due 2028	4.400% Senior Notes due 2031	5.875% Senior Notes due 2066

Coupon:	Floating rate based on Compounded SOFR plus 0.600%; calculated quarterly.	3.900%	4.400%	5.875%

Maturity Date:	January 8, 2028	January 8, 2028	January 15, 2031	January 15, 2066

Interest Payment Dates:	Quarterly on January 8, April 8, July 8 and October 8 of each year, commencing April 8, 2026	Semi-annually on January 8 and July 8, commencing July 8, 2026	Semi-annually on January 15 and July 15, commencing July 15, 2026	Semi-annually on January 15 and July 15, commencing July 15, 2026

Benchmark Treasury:	N/A	3.375% due December 31, 2027	3.625% due December 31, 2030	4.750% due August 15, 2055

Benchmark Treasury Price and Yield:	N/A	99 – 27 ⅛ / 3.455%	99 – 20 / 3.708%	98 – 12+ / 4.853%

Spread to Benchmark Treasury:	N/A	48 basis points	73 basis points	112.5 basis points

Yield to Maturity:	N/A	3.935%	4.438%	5.978%

Offering Price:	100.000% of Principal Amount	99.933% of Principal Amount	99.830% of Principal Amount	98.438% of Principal Amount

Optional Redemption:	N/A	N/A

At any time prior to December 15, 2030 (one month prior to the Maturity Date) (the “2031 Notes Par Call Date”), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of 2031 Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the 2031 Notes Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest thereon to the redemption date.

At any time prior to July 15, 2065 (six months prior to the Maturity Date) (the “2066 Notes Par Call Date”), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2066 Notes matured on the 2066 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2066 Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the 2066 Notes Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	210385 AN0 / US210385AN03	210385 AP5 / US210385AP50	210385 AQ3 / US210385AQ34	210385 AR1 / US210385AR17

Joint Bookrunners:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

M&T Securities, Inc.

PNC Capital Markets LLC

SG Americas Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the Securities on or about January 8, 2026, which will be the third business day following the date of this pricing term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities on any day other than the business day preceding the settlement date will be required, by virtue of the fact that the Securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-800-828-3182, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.